April 18, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 15, 2013, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Correspondence dated April 5, 2013
File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter in response to the staff’s comments set forth in the staff’s letter dated April 15, 2013 in the above-referenced connection.

For ease of reference, staff’s comments in your letter of April 15, 2013 are included below and we have ordered our responses accordingly.

Form 10-K for Fiscal Year Ended December 31, 2012

Staff Comment No. 1:

1.
We reviewed your draft disclosures as part of your response to our prior comment 1. We note your management continues to conclude that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2012. Please tell us how your certifying officers have considered the effect of the material error identified and disclosed in Note 16 on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2012 and why you believe such controls were effective as of that date.

Company Response:

The Company furnished the staff a draft of its amended annual report on Form 10-K/A for the fiscal year ended December 31, 2012 (the “Draft Amended Annual Report on Form 10-K/A”) to facilitate the staff’s review of the draft restatement of its financial statements in connection with the SEC’s comments in relation to the appropriate accounting treatment of costs incurred in the construction of the Company’s Nichols Ranch processing facility for the periods concerned.  The draft did not reflect the final consideration of the Company’s certifying officers of Note 16 and the effect that the further restatement of the financial statements, based on the staff’s most recent comments and conversations with the Company regarding the appropriate accounting treatment of costs incurred in the construction of the Company’s Nichols Ranch ISR Uranium Project, would have on management’s assessment of internal control over financial reporting and on the Company’s disclosure controls and procedures.  The Company’s certifying officers have now considered the effect of the material error identified and disclosed in Note 16 of those draft financial statements on the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2012 and have determined that the error indicates such controls were not effective as of December 31, 2012, due to the material weakness related to the proper accounting treatment under United States GAAP of construction costs incurred in the construction of the Company’s Nichols Ranch processing facility.

The certifying officers will amend the reports on Disclosure Controls and Procedures and on Internal Control over Financial Reporting to read as follows:

“Disclosure Controls and Procedures

During the period covered by this Annual Report for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

The conclusion of the CEO and CFO that our disclosure controls and procedures were not adequately designed and effective as of December 31, 2012 is based on finding of a material weakness as described more fully below in Management’s Report on Internal Control over Financial Reporting.

Internal Control over Financial Reporting

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2012 and that a material weakness did exist as described below.

Management has considered the effect of Note 16 to the Company’s restated audited annual financial statements for the fiscal year ended December 31, 2012, which describes the Company’s restatement of certain costs incurred in relation to the construction of the Company’s Nichols Ranch processing facility and determined that the restatement was due to a material weakness in the Company’s internal control over financial reporting regarding the treatment of such costs under United States GAAP.  The material weakness relates to a misapplication by the Company’s accounting staff of the accounting treatment for construction projects under U.S. GAAP for exploration stage companies which do not have proven or probable reserves, and the sufficiency of evidence to support or permit capitalization of such costs on the basis of future alternative use.  The Company’s management believes that this incident related to the interpretation of specific accounting literature under U.S. GAAP and that further corrective action to remedy the material weakness beyond ensuring the Company’s accounting staff is fully knowledgeable in this particular area of U.S. GAAP is not necessary. The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Manning Elliott LLP, the independent registered public accounting firm that audited the Company’s financial statements included in this Annual Report.

The Company’s independent registered public accounting firm, Manning Elliott LLP, has issued an attestation report on the Company’s internal control over financial reporting.”

Staff Comment No. 2:

2.
We reviewed your draft disclosures as part of your response to our prior comment 1. We note your independent accountants have not updated their report on your internal control over financial reporting as of December 31, 2012. Please advise your independent accountants to provide us with their consideration of the effect of the material error disclosed in Note 16 on the effectiveness of your internal controls over financial reporting as of December 31, 2012.

Company Response:

Our independent accountants did not update either their audit report on the Company’s financial statements or their report regarding their audit of the Company’s internal control over financial reporting as of December 31, 2012, as the submission was a draft of the Amended Annual Report on Form 10-K/A for staff review of the accounting treatment of the restatement. We have provided the SEC’s comment to our  independent accountants who have now considered the effect of the material error disclosed in Note 16 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and we attach their response letter hereto.

Notes to the Consolidated Financial Statements, page F-8
Note 16. Restatement, page F-21

Staff Comment No. 3:

3.
We reviewed your draft disclosures as part of your response to our prior comment 1. We note your disclosure in Note 16 that you restated your financial statements because your “capitalization of certain additional expenditures was not fully in accordance with the U.S. Securities and Exchange Commission’s Industry Guide 7.” Please revise here, and in other locations as appropriate, to clarify that your capitalization of the facility and related costs did not comply with U.S. GAAP. These costs were incurred during the exploration stage when there wasn’t sufficient evidence such costs could be recovered, therefore, such costs should have been expensed as incurred.

Company Response:

In its Amended Annual Report on Form 10-K/A for the fiscal period ended December 31, 2012, the Company will revise its disclosure, in Note 16, and in any other locations in the Report in which similar disclosure is made, to clarify that capitalization of the facility and related costs did not comply with U.S. GAAP.

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K/A;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely,
Uranerz Energy Corporation

/s/ Benjamin Leboe

Benjamin Leboe
Senior Vice President, Finance and Chief Financial Officer

April 16, 2013

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street NE
Washington, D.C. 20549
Attention: Ms Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re: Response to Securities and Exchange Commission Staff Comments Dated April 15, 2013 for Uranerz Energy Corporation Form 10K for the fiscal year ended December 31, 2012, Filed March 28, 2013, File No. 001-32974

Further to comment #2 in the above noted letter, we have considered the material error disclosed in Note 16 and its effect on our report on the Company’s internal control over financial reporting as of December 31, 2012. In our view, the material error indicates a material weakness in the Company’s system of internal control over financial reporting, and our report will be re-issued to reference the material weakness indentified and included in management’s assessment. Our report will also indicate that in our opinion, the Company has not maintained effective internal control over financial reporting as of December 31, 2012.

Yours truly,

/s/ “Manning Elliott LLP”